                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 ---------------------------------------------

                                    FORM 6-K

                 ---------------------------------------------

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                 ---------------------------------------------

                          For the month of April 1997

                 ---------------------------------------------

                               MERIDIAN GOLD INC.
                (Translation of registrant's name into English)

                               5011 Meadowood Way
                               Reno, Nevada 89502
                    (Address of principal executive offices)
                 ---------------------------------------------

                     Form 20-F    X       Form 40-F
                                -----               ----

                            Yes   X       No
                                -----        -----

Meridian Gold Inc.                       LOGO OF MERIDIAN
5011 Meadowood Way                       GOLD INC.
Reno, Nevada 89502
Phone:  (702) 827-3777
Fax:    (702) 827-7133

                MERIDIAN GOLD REPORTS FIRST QUARTER 1997 RESULTS

                     (ALL DOLLAR AMOUNTS IN U.S. CURRENCY)


RENO, NEVADA, APRIL 22, 1997 - Meridian Gold Inc. today reported an expected first quarter loss mainly as a result of its aggressive $20 million exploration program for 1997. The Company recorded a loss of $6.0 million or $0.08 per share in the first quarter of 1997, compared with a loss of $1.1 million or $0.01 per share in the first quarter of last year.

Meridian Gold stated at the time of the secondary offering in July 1996 that its emphasis would be on generating significant long-term growth through an aggressive exploration and development program. The Company does not expect to generate earnings in the short-term.

During the first quarter, exploration spending was $4.6 million, $3.2 million higher than in the first quarter in 1996 primarily reflecting higher spending at El Penon in Chile. Currently, there are five drill rigs on the El Penon property, one underground core rig and four surface rigs.

The Company is in the process of completing a decline into the Quebrada Orito deposit. The decline will be used for underground core drilling to further define the mineralization, to acquire bulk samples, and to investigate underground mining methods. The first cross cut has been completed and ground conditions are good. Only minimal ground support has been required and the initial results appear consistent with the geological modeling. The bulk sampling program has begun with the first assays pending.

Surface exploration drilling started in early March; two core rigs and two reverse circulation rigs are currently drilling on the Orito Sur ore zone. The four drill rigs are focused on extending the mineralization to depth and on infill drilling. Prior surface drilling in February was focused on defining areas for waste dumps, tailings, and plant facilities in order to support the ongoing feasibility study. Currently, Kvaemer Metals is performing the engineering to complete a pre-feasibility study by the end of the second quarter and a bankable feasibility study by year-end.

Sales for the first quarter were $14.0 million compared with $17.8 million last year, reflecting significantly lower realized gold prices and slightly lower production. The average realized price of gold decreased to $349 per ounce from $402 per ounce. Gold production decreased to 41,604 ounces from 47,257 ounces in 1996. The decrease reflects timing of gold recovery from the heap leach pad at Beartrack and the expected wet mill closure at Jerritt Canyon in early February of this year.

At Beartrack, gold production was 23,145 ounces with cash costs of $213 per ounce. Cash costs increased relative to the same period in 1996 primarily as a result of the lower production. The mine moved 800,000 tons of ore with an average grade of 0.029 ounces per ton. During the second half of the year, gold production is projected to be higher than in the first half of the year as a result of pad construction activities and lower production during the winter months. For 1997, Beartrack is expected to produce 120,000 ounces at a cash cost of $210 per ounce.

At Jerritt Canyon, the Company's share of gold production was 18,459 ounces at a cash cost of $286 per ounce. Cash costs were 17% lower than in the first quarter 1996. In early February 1997, the wet mill was shutdown as planned after the remaining low-grade ore stockpiles were processed. Gold production for the second half of the year is projected to be higher than that for the first half of the year, primarily reflecting higher ore grade at the Murray underground mine and the Dash open pit mine. For 1997, Meridian Gold's share of Jerritt Canyon production is expected to be 80,000 ounces of gold at a cash cost of $225 per ounce.

At the end of the first quarter, Meridian Gold's balance sheet remained strong, with cash resources of approximately $76 million to support the Company's growth plans.

Meridian Gold Inc. is a proven exploration-oriented gold producer, well financed and led by a strong management team committed to growth. In 1996, annual production was 202,000 ounces of gold from two producing properties: Beartrack in Idaho (100% owned) and Jerritt Canyon (30% owned) in Nevada. At year-end 1996, the Company had reserves of 1.4 million ounces of gold. In addition, Meridian Gold holds an active inventory of exploration properties in Chile and the United States. The common shares of Meridian are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

For further information:
Wayne M. Hubert
Investor Relations
Meridian Gold Inc.
Tel: (702) 827-7130
Fax: (702) 827-7133

                               Meridian Gold Inc.
                               ------------------

                     Consolidated Statements of Operations
                     -------------------------------------
               (Unaudited and in millions, except per share data)

                                            Three Months
                                           Ended March 31
                                          ----------------
                                           1997     1996
                                          -------  -------
Sales                                     $ 14.0   $ 17.8

Costs and expenses
     Operating expenses                     10.3     12.2
     Depreciation, depletion &               4.5      5.2
      amortization
     Exploration costs                       4.6      1.4
     Selling, general and                    1.6      1.3
      administrative expenses             ------   ------
Total costs and expenses                    21.0     20.1

Loss before interest and taxes              (7.0)    (2.3)

Interest income                              1.0      1.2
                                          ------   ------

Income (loss) before income taxes           (6.0)    (1.1)

Provision for income taxes                     -        -
                                          ------   ------

Net income (loss)                         $ (6.0)  $ (1.1)
                                          ======   ======

Loss per common share                     $(0.08)  $(0.01)
                                          ======   ======

Number of common shares used in             73.6     73.5
 earnings per share computations          ======   ======

                               Meridian Gold Inc.
                               ------------------

                           Operating Data (Unaudited)
                           --------------------------

                                             Three Months
                                            Ended March 31
                                          ------------------
                                            1997      1996
                                          --------  --------
BEARTRACK MINE
     Gold production - Heap leach
      (ounces)                             23,145    26,846
     Tons mined (thousands):
          Ore                                 800       758
          Waste                               950     1,215
                                          -------   -------
               Total                        1,750     1,973

Average heap leach grade (ounce/ton)        0.029     0.027

Cash cost of production/ounce             $   213   $   183

JERRITT CANYON JOINT VENTURE
     Gold production (Meridian Gold 30%
      share ounces):
          Milling                          18,246    20,237
          Heap leach                          213       174
                                          -------   -------
               Total                       18,459    20,411
     Tons mined (thousands):
          Ore                                 247       317
          Waste                             7,043     2,655
                                          -------   -------
               Total                        7,290     2,972

     Mill tons processed (thousands)          443       661
     Average mill ore grade (ounces/ton)    0.150     0.125
     Mill recoveries                         88.2%     87.4%

Cash cost of production/ounce             $   286   $   343

TOTAL
Ounces of gold produced                    41,604    47,257
Ounces of gold sold                        40,449    44,976
Average realized price/ounce              $   349   $   402

Cash cost of production/ounce             $   245   $   252

                               Meridian Gold Inc.
                               ------------------

                          Consolidated Balance Sheets
                          ---------------------------
                          (Unaudited and in millions)

                                                March 31         December 31
                                                --------         -----------
                                                  1997              1996
                                                  ----              ----

ASSETS
Current Assets:
     Cash and cash equivalents                   $ 75.8            $ 82.6
     Trade receivables                              0.6               1.8
     Inventories                                   17.7              16.8
     Other current assets                           2.8               2.7
                                                 ------            ------
Total current assets                               96.9             103.9
                                                 ------            ------

Property, plant and equipment, net                106.0             106.6
Other assets                                        3.9               4.1
                                                 ------            ------
Total Assets                                     $206.8            $214.6
                                                 ======            ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable, trade                     $  6.5            $  7.6
     Accrued and other liabilities                  9.7              10.7
                                                 ------            ------
Other current liabilities                          16.2              18.3
                                                 ------            ------

Other long-term liabilities                        14.9              14.6
Shareholders' equity                              175.7             181.7
                                                 ------            ------
Total liabilities and shareholder's equity       $206.8            $214.6
                                                 ======            ======

                               Meridian Gold Inc.
                               ------------------

                            Statement of Cash Flows
                            -----------------------
                          (Unaudited and in millions)

                                                     Three Months
                                                    Ended March 31
                                                   ----------------
                                                    1997     1996
                                                   -------  -------

Net income (loss)                                   $(6.0)   $(1.1)

Provision for depreciation, depletion
 and amortization                                     4.5      5.2

Change in assets and liabilities, net                (1.6)    (3.1)
                                                    -----    -----

Net cash provided by (used in) operations            (3.1)     1.0

Cash flows from investing activities:
     Capital spending                                (4.0)    (4.1)
     Increase in other assets                         0.3      1.8
                                                    -----    -----
Net cash used in investing activities                (3.7)    (2.3)

Cash flows from financing activities:
     Proceeds from sale of common stock                 -      0.2
                                                    -----    -----

Decrease in cash and cash equivalents                (6.8)    (1.1)
                                                    -----    -----

Cash and cash equivalents, beginning of
 period                                              82.6     79.2
                                                    -----    -----

Cash and cash equivalents, end of period            $75.8    $78.1
                                                    -----    -----

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 24, 1997                        MERIDIAN GOLD INC.


                                             By: /s/ Brian J. Kennedy
                                                ---------------------
                                             Its: Chief Executive Officer